UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 4, 2004

NTS-PROPERTIES IV

(Exact Name of Registrant as Specified in its Charter)

Kentucky	**0-11655**	**61-1026356**
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Incorporation)

**10172 Linn Station Road,
Louisville, Kentucky 40223**
(Address of Principal Executive Offices)

(502) 426-4800
(Registrant's Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

ITEM 5. Other Events and Regulation FD Disclosure.

On December 5, 2003, the general partners of NTS-Properties III, NTS-Properties IV, NTS-Properties V, NTS-Properties VI and NTS-Properties VII, Ltd. (the "General Partners"), along with certain of their affiliates, jointly filed a Stipulation and Agreement of Settlement (the "Settlement Agreement") in the Superior Court of the State of California for the County of Contra Costa with the class of plaintiffs in the action captioned *Buchanan et al. v. NTS-Properties Associates V, et al.* (Case No. C 01-05090).

As part of the Settlement Agreement, the General Partners have agreed to pursue a merger of the partnerships along with other real estate entities affiliated with the General Partners into NTS Realty Holdings Limited Partnership, a Delaware limited partnership (the "NTS Realty"). On February 4, 2004, NTS Realty filed a Form S-4, which includes a joint consent solicitation statement/prospectus, with the Securities and Exchange Commission to seek approval of the merger.

This announcement is not an offer to purchase, a solicitation of an offer to sell or the solicitation of a proxy to vote, any of the limited partner interests of the partnerships or of NTS Realty. The limited partnership units of NTS Realty, which will be issued if the merger is approved and completed, have not been registered under the Securities Act of 1933 (the "Act") and may not be offered or sold in the United States absent registration under the Act or an applicable exemption from the registration requirement.

Forward Looking Information

This filing may contain forward-looking statements involving risks and uncertainties. Statements in this filing that are not historical, including statements regarding intentions, beliefs, expectations, representations, plans or predictions of the future, constitute forward-looking statements. These risks and uncertainties include, but are not limited to, court and other regulatory approval of the proposed merger, the ability to successfully integrate each of the acquired partnerships as well as general risks and uncertainties associated with owning real estate. For a discussion of some of these potential risks and uncertainties, please refer to the annual and quarterly reports filed by each of the partnerships with the Securities and Exchange Commission. The partnerships do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS-PROPERTIES IV

_____

By: NTS-Properties Associates IV,
     General Partner,
     By: NTS Capital Corporation,
        General Partner

By: /s/ Gregory A. Wells
Gregory A. Wells
Senior Vice President and
Chief Financial Officer of NTS Capital Corporation